Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

June 5, 2009

Catalyst takes legal action to challenge unreasonable taxation

Richmond, (BC) -- Catalyst Paper has petitioned to the Supreme Court of British Columbia for judicial review of recently set property tax rates in North Cowichan, Port Alberni, Campbell River. The company intends to file a similar petition in Powell River on June 8, 2009.  These are the four municipalities where its BC paper mills are located.  It seeks declarations, under Section 262 of the Local Government Act, that the tax rates are unreasonable and therefore beyond the municipalities’ jurisdiction.

Catalyst has held long-standing discussions with each of these municipalities in an effort to address the issue of unreasonable tax rates imposed on major industry.  The bylaws being challenged would perpetuate disparities that are unsustainable in light of extremely challenging economic conditions.

Major industry tax rates have been set at slightly above 20 times the residential rate in North Cowichan, and at about 10 times the rate in the other three municipalities.  By comparison, major industry rates in Alberta are typically capped at four times the residential rate.  Other Canadian, US and BC municipalities also typically levy lower property taxes on major industry.

The bylaws would result in a 2009 property tax cost for Catalyst within these four municipalities of $19.3 million, excluding school, district and other provincial levies. This is a modest reduction of about 10 per cent from the previous year’s payments of $21.7 million, and remains far higher than the cost of municipal services consumed – estimated at between $4 and $6 million in 2008.

Property Taxes – 2009 Levies as per Bylaws Being Challenged
(excluding school, district and other provincial levies)
	North Cowichan	Port Alberni	Campbell River	Powell River
Tax Assessment	$5.9 million	$4.8 million	$4.8 million	$3.7 million
Property taxes at Catalyst’s Snowflake, Arizona mill were approximately C$400,000 in 2008.

“We’ve done all we can to impress on municipal governments that this is a shared problem and that the viability of the industrial economy in coastal BC is at stake,” said President and CEO Richard Garneau.  “Excessive property taxes are diverting scarce capital that’s needed to support the long-term viability of our operations as we face one of the most difficult markets in decades.

“Legal action was not our first choice,” Garneau continued.  “But the current bylaws suggest that our appeals for tax equity have not been heard, and continuing to pay excessive tax bills with borrowed money is just not sustainable or prudent, especially in current credit markets.”

Catalyst recently commissioned a study of taxation and development of an alternative referred to as the Municipal Sustainability Model (MSM) for the four communities.  This involved a detailed analysis of service usage and cost of service delivery, as a basis for a proposed consumption-based allocation of taxes across classes of taxpayers.  MSM creates clearer visibility of municipal service costs and consumption.

MSM Analysis 2008 Comparisons: Major Industry (MI), Residential (Res.), Small Business (SB)
(in millions)
	North Cowichan			Port Alberni			Campbell River			Powell River
	MI	Res.	SB	MI	Res.	SB	MI	Res.	SB	MI	Res.	SB
Property taxes paid	$7.5	$6.9	$1.5	$6.5	$7.5	$3.0	$5.9	$11.1	$4.4	$4.6	$6.5	$2.0
Services consumed	$1.2	$11.3	$4.7	$0.75	$11.3	$5.4	$1.2	$13.3	$7.0	$1.5	$5.6	$5.8
Assessed property value	$153	$3,548	$195	$111	$1,331	$181	$153	$3,128	$895	$113	$1,300	$117
 Catalyst pays the large majority of major industry property taxes in these four municipalities.

Property tax payments in excess of services consumed account for approximately half of Catalyst’s earnings losses in the last five years, and have increased borrowing requirements by about $100 million.  Given the high major industry assessments in the four municipalities whose bylaws are being challenged, payments by Catalyst accounted for nearly one-sixth of all 2008 major industry property taxes paid in BC.

Catalyst therefore made its intention clear last year to make tax payments for 2009 that reflect its actual consumption of services, plus 30 per cent to account for the deductibility of corporate taxes as a business expense.  Such payments would total $6 million, or $1.5 million for each of the four municipalities.

Provincial bridge funding to assist these four municipalities during their transition to a sustainable taxation model was also proposed to mitigate short-term tax revenue-losses locally.

Catalyst has also worked aggressively in the past two years to reduce all controllable costs.  Measures include employment reductions, a salary freeze since 2007 for management and non-hourly employees, plans to achieve an $80/tonne labour-cost benchmark, and reduced input costs.

“Excessive municipal taxes are a recognized problem that needs to be addressed with more than half measures,” said Garneau.  “We believe there can be a future for each of our BC operations, but one of the things this depends on is a reasonable and sustainable major industry tax levy.”

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual production capacity of 2.5 million tonnes.  Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

For further information:
Lyn Brown, Vice-President, Corporate Relations
604-247-4713